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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66039

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Waller Capital Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Rockefeller Plaza, Ste 2322
(No. and Street)

New York, NY 10020
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth R. George (603) 380-5435
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name - if individual, state last, first, middle name)

PO Box 2555, Hamilton Square, NJ 08690
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Kenneth George, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Waller Capital Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Kenneth George, CFO/FINop



Kathryn Kucharski
Notary Public 1-11-19



Kathryn M Kucharski
Notary Public, State of New Hampshire
My Commission Expires April 11, 2023

This report contains (check all applicable boxes):

- (x) (a) Facing page.
- (x) (b) Statement of Financial Condition.
- (x) (c) Statement of Income (Loss).
- (x) (d) Statement of Cash Flows.
- (x) (e) Statement of Changes in Stockholders' Equity.
- ( ) (f) Statement of Changes in Subordinated Liabilities (not applicable)
- (x) (g) Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- ( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
- ( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
- (x) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
- ( ) (k) A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
- (x) (l) An Oath or Affirmation.
- ( ) (m) A Copy of the SIPC Supplemental Report.
- (x) (n) Report on management's assertion letter regarding 15c3-3 Exemption Report
- (x) (o) Management's assertion letter regarding 15c3-3 Exemption Report

Waller Capital Securities LLC

(A Limited Liability Company)

Annual Audited Report
Form X-17A-5, Part III
Year Ended December 31, 2018

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Waller Capital Securities LLC
(A Limited Liability Company)
Contents
December 31, 2018

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Report of Independent Registered Public Accounting Firm

To: The Member
Waller Capital Securities LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Waller Capital Securities LLC as of December 31, 2018, and the related statements of operations, changes in member equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes [and schedules] (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Waller Capital Securities LLC as of December 31, 2018 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Waller Capital Securities LLC's management. My responsibility is to express an opinion on Waller Capital Securities LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Waller Capital Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* has been subjected to audit procedures performed in conjunction with the audit of Waller capital Securities LLC's financial statements.

The supplemental information is the responsibility of Waller Capital Securities LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as Waller Capital Securities's auditor since 2016.

Michael T. Remus, CPA
Hamilton Square, New Jersey
January 18, 2019

Waller Capital Securities LLC
Statement of Financial Condition
December 31, 2018

ASSETS

Cash	$	12,703
Total Assets	$	12,703

LIABILITIES and MEMBER EQUITY

Liabilities

Due to parent company	$	4,135
Total Liabilities		4,135
Member Equity		8,568
Total Liabilities & Member Equity	$	12,703

The accompanying notes are an integral part of these financial statements.

Waller Capital Securities LLC
Statement of Operations
Year Ended December 31, 2018

Revenue

	$	-

Expenses

Professional fees	35,214
Regulatory fees and assessments	4,775
Rent	22,908
Salary	25,000
Other	8,883
Taxes	25
Total expenses	96,805

Net loss	$	(96,805)

The accompanying notes are an integral part of these financial statements.

3

Waller Capital Securities LLC
Statement of Changes in Member Equity
Year Ended December 31, 2018

Balance - January 1, 2018	$	16,949
Net loss		(96,805)
Capital contributions by member		88,424
Balance - December 31, 2018	$	8,568

The accompanying notes are an integral part of these financial statements.

4

Waller Capital Securities LLC
Statement of Cash Flows
Year Ended December 31, 2018

Cash flows from operating activities

Net loss	$	(96,805)
Adjustment to reconcile net loss to net cash used in operating activities		
Forgiveness of debt by parent company		38,424
Increase (decrease) in cash resulting from changes in operating assets and liabilities		
Due from parent company		231
Prepaid expenses		518
Accounts payable and accrued expenses		(4,541)
Due to parent company		4,135
Net cash used in operating activities		(58,038)

Cash flows from financing activities

Capital contributions by member	50,000
Net cash provided by financing activities	50,000

Net decrease in cash	(8,038)

Cash

Beginning		20,741
Ended	$	12,703

Supplemental disclosure of non-cash financing activity

Contributions by member	$	38,424

The accompanying notes are an integral part of these financial statements.

Waller Capital Securities LLC
(A Limited Liability Company)
Notes to Financial Statements
December 31, 2018

1. General

Waller Capital Securities, LLC (the "Company") was organized on June 13, 2000, and is a registered broker-dealer subject to regulation by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company was established to raise capital for customers, primarily in the media industry, through the private placement of equity and debt securities in the United States.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Capital Contributions
The sole member, Waller Capital Partners (the "Parent"), intends to infuse sufficient working capital to meet any operational shortfalls and to continue compliance with minimum net capital requirements. During the year ended December 31, 2018, the sole member contributed $88,424 of additional capital, of which $50,000 was cash and $38,424 was non-cash contributions.

Revenue Recognition
The Company receives retainer and success fee income. Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2018.

Income Taxes
As a limited liability company, the Company is not liable for Federal or state income taxes. The member is responsible to report separately the distributive share of member income or loss to tax authorities.

The Company is a disregarded entity and files as part of the consolidated New York City Unincorporated Business tax return through its Parent.

The Company has adopted the authoritative guidance issued by the Financial Accounting Standards Board on accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2018, the member determined that the Company had no uncertain tax positions which affected its financial position, its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to U.S. Federal tax examinations for years before 2015.

New Accounting Standards Not Yet Adopted
In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 31, 2018. A lessee will be required to recognize on the balance sheet, the assets and liabilities for leases with lease terms of more than 12 months.

New Accounting Standards Not Yet Adopted - *continued*

Management has assessed the potential impact of accounting standards that have been issued, but not yet effective, and have determined that no such standards are expected to have a material impact to the financial statements.

3. Related Party

The Company entered into an expense sharing agreement with its sole member, dated June 9, 2003, and amended most recently February 2018. During 2018, services amounting to $55,964 were provided under the expense sharing agreement and are included as rent, salary, and other in the accompanying statement of income. During 2018, the sole member contributed capital to the Company in the amount of $50,000 in addition to the services provided under the expense sharing agreement.

4. Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize dividends to its stockholder if such dividends cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2018, the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments, no underwriting commitments, and no contingent liabilities other than as discussed below at December 31, 2018 or during the year then ended.

The Company is co-defendant in a lawsuit by a former employee. The allegations pertain to compensation allegedly owed by the Parent company to the former employee. No contingency has been recorded by the Company.

5. Net Capital Requirements

The Company is subject to the net capital requirements of Rule 15c3-1 of the SEC, which require a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2018, the Company had net capital, as defined, of 8,568 which was $3,568 above its required net capital of $5,000. The Company had aggregate indebtedness of $4,135 and its ratio of aggregate indebtedness to net capital was .48 to 1.

6. Fair Value

Cash, receivables (if any), accounts payable and accrued expenses and other short-term obligations (if any) are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

7.   **Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2018, and through January 18, 2019, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2018.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of December 31, 2018

Waller Capital Securities, LLC

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2018

Computation of net capital

Total member equity	$	8,568

Deductions and/or charges
  Non-allowable assets

		-

Net capital before haircuts on securities positions
  (tentative net capital)

		8,568

Haircuts on securities

		-

Net capital

	$	8,568

Computation of basic net capital requirements

Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Excess net capital	$	3,568

Net capital less the greater of 10% of aggregate indebtedness or
  120% of minimum net capital

	$	2,568

Computation of aggregate indebtedness

Accounts payable and accrued expenses	$	4,135
Total aggregate indebtedness	$	4,135

Ratio of aggregate indebtedness to net capital

Total Aggregate Indebtedness	$	4,135	= .48 to 1
Net Capital	$	8,568	

The ratio of aggregate indebtedness to net capital is .48 to 1 compared to the maximum allowable ratio of 15 to 1.

Waller Capital Securities LLC

SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

Year Ended December 31, 2018

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Waller Capital Securities, LLC, in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

Waller Capital Securities LLC

SCHEDULE III INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2018

"EXEMPT UNDER 15c3-3(k)(2)(i)

Pursuant to rule 15c 3-3 relating to possession or control requirements, Waller Capital Securities LLC has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2018 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
Waller Capital Securities LLC

I have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with the Exemption Provisions of SEC Rule 15c3-3 (Exemption), in which Waller Capital Securities LLC (the Company) (1) identified the following provisions of 17 C.F.R. §240. 15c3-3(k) under which Waller Capital Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(2)(i), (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception.   The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
January 18, 2019

Waller Capital Securities LLC
Exemption Report
December 31, 2018

Waller Capital Securities has claimed exemption from SEC Rule 240.15c3-3 under the provisions of section (k)(2)(i).

THE UNDERSIGNED, being a designated principal of Waller Capital Securities, pursuant to SEC Rule 240.15c3-3, hereby affirms that the firm met the identified exemption provisions in 240.15c3-3(k)(2)(i) throughout the most recent fiscal year, without exception.

Kenneth R. George, CFO/FINop
Waller Capital Securities, LLC